

October 25, 2013

Via E-mail
Mr. Simon Lowth
Chief Financial Officer
Astrazeneca PLC
2 Kingdom Street
London W2 6BD

  Re: Astrazeneca PLC
    Form 20-F for the Year Ended December 31, 2012
    Filed March 25, 2013
    File No. 001-11960

Dear Mr. Lowth:

  We have reviewed your September 26, 2013 response to our September 12, 2013 letter and have the following comment.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

  After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 15.1

Measuring Performance
Results of Operations, page 89

1. The revised reconciliation of reported results to core results you propose still appears very similar to a full non-GAAP income statement. Provide us revised proposed disclosure to be included in future filings that:
   - Removes the line items pre-R&D operating profit and margin from the reported column as these are non-GAAP; and
   - Includes prominent disclosure just before or after the reconciliation table that states, if true, that each of the measures in the Core column in the table are non-GAAP measures. If not, please advise.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant